Exhibit 99.1

Report1 of the
Annual General Meeting of Shareholders
of ASML Holding N.V.
 held on 25 April 2018
Chairman: G.J. Kleisterlee (the “Chairman”)
General
These minutes of the Annual General Meeting of Shareholders (“AGM” or the “Meeting”) of ASML Holding N.V. ("ASML" or the "Company"), held on April 25, 2018, are intended purely for informational purposes and are not intended to be complete. This document contains the minutes of the AGM held on April 25, 2018, and does not address any events that occurred thereafter. This report must be read in conjunction with the Agenda (and Explanatory Notes) for this AGM, the 2017 Integrated Report, including ASML's annual report on Form 20-F for the year ending on December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”) , and ASML's other SEC filings. ASML does not guarantee the completeness or correctness of the information contained in these minutes and undertakes no obligation whatsoever to update or correct the information in these minutes after publication.
Cautionary Statement on Forward Looking Statements
This document contains forward looking statements, including statements with respect to expected timing of development and marketing of next generation EUV systems, and expected timing of shipment of next generation EUV R&D and volume systems expected trends and outlook and prospects, expectation that demand will be high, expectation that demand for advance machines is expected to increase and ASML's expected recoupment capacity, expectations with respect to investments needed for next generation of EUV machines and the ability to use the same light source, and expected ability to finance development of the next generation of EUV machines with cash flows, expectation that lithography intensity will increase in the future, expectation that the post optics era is a long way off and that the development of the next generation of EUV machines will probably take ASML far into the next decade, and that EUV machines will be suitable for use up to 1nm, expectation that the photonic chip and other innovations will have a positive effect on the total volume of, and total demand for, lithography and that ASML does not expect that advanced chips will be produced in large volumes without utilizing lithography, expectation that job openings will be filled, expected financial results and trends, including expected margins, including expectation that margin is expected to improve over last year's margin, expected EUV margin and total margin in 2020 and expectation that margin will continue to rise in coming years, assumed tax rate in 2020, energy savings targets, expected financial results and trends for the full year 2018, expected margin that can be achieved in 2020, expectation that fixed costs per EUV system will be lower in the future, expectation that ASML will experience steep learning curve (cost reduction), that the new EUV systems have a higher value; and that the service organization will become profitable because the EUV systems’ warranties will expire expected industry trends, including expected continued growth in the memory chip market, statements as to ASML's liquidity and capability to pay R&D costs and make necessary investments to ensure continued growth, expected results for Q2 and expected trends in the business environment, scheduled EUV shipments in 2018 and production capacity in 2019, intention to return excess cash to shareholders through stable or growing dividends statements with respect to dividends and share buybacks, including dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words.
These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic
__________________________
1 This is an unofficial translation; the Dutch version of the report is the official version.

Report on the 2018 AGM

conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, actual EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation including current proceedings with Nikon, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Report on the 2018 AGM

1.	Opening
The Chairman opened the Meeting and welcomed all those present.
The Board of Management was represented at the meeting by: Mr. Wennink, Mr. Van den Brink, Mr. Nickl, Mr. Van Hout, and Mr. Schneider-Maunoury. The Supervisory Board was represented at the meeting by Ms. Aris, Ms. Smits-Nusteling, Ms. Van der Meer Mohr, Mr. Grose, Mr. Schwalb, Mr. Stork, and Mr. Ziebart.
Ms. Kelly was welcomed in light of the item of her appointment as a member of the Supervisory Board being on the agenda.
Mr. Dassen and Mr. Fouquet were also welcomed, since their respective appointments to the Board of Management were also to be addressed today.
The Chairman stated that the requirements prescribed by law and by the articles of association for convening the AGM had been met and that the requisite documents had been available for examination in the places prescribed by law and by the articles of association, where they had been available for anyone to inspect, and accordingly the meeting had been convened in a legally valid manner and that it was authorized to adopt resolutions on the proposals included in the agenda.
Mr. Kleipool, candidate civil-law notary with De Brauw Blackstone Westbroek, acted as secretary of the meeting and had been put in charge of the voting procedure.
Mr. Van Delden of KPMG, the Company’s external auditor was also present at the meeting, in accordance with the Dutch Corporate Governance Code.
The Chairman then dealt with the items on the agenda of the meeting.
2.	Overview of the Company's business, financial situation, and activities with regard to the Company's corporate social responsibility (Discussion item)
The Chairman invited Mr. Wennink to take the floor to give a summary of ASML’s activities in the year 2017 and the current situation at ASML.
Mr. Wennink began his presentation by reviewing the year 2017. The Company had generated a record revenue of EUR 9.05 billion (up 33% on 2016), including revenue of EUR 2.7 billion from services and options. The gross margin was 45%, profit was EUR 2.12 billion (up 44% on 2016), and the profit per share was EUR 4.93.
Mr Wennink went on to say that, with respect for EUV technology, productivity currently had been acheived at 125 wafers per hour. The focus would now shift to further improving system availability for ASML's customers.
DUV was up 21% on last year, and strong growth was also seen in holistic lithography.
In 2017, an important strategic agreement was concluded with our partner, Carl Zeiss, pursuant to which ASML acquired a 24.9% stake in Carl Zeiss SMT, an important ASML supplier. This is important because it will reinforce the strategic partnership and serve as a foundation for an R&D program for developing the next generation of EUV machines. That is expected to occur during the second half of the next decade, but the first R&D orders are already in. The expectation is that the first of those R&D systems will be shipped in early 2021, with the early volume systems expected to be delivered in 2023 and 2024.
The capital return last year amounted to EUR 1.1 billion, approximately half of which was from the repurchase of shares, with the other half via dividend. The repurchase was somewhat lower than it otherwise may have been because the repurchase program was halted in view of the acquisition of the stake in Carl Zeiss.
Report on the 2018 AGM

Customers clearly demonstrated their confidence in EUV in 2017 and Q1 2018. ASML achieved a first in 2017, in the form of EUV sales exceeding EUR 1 billion (EUR 1.1 billion). The delivery of 20 EUV systems is scheduled for 2018 and there will be capacity to increase this to 30 EUV systems in 2019.
Through the years, the acquisitions of companies such as Brion and HMI have changed ASML's product strategy from supplying a scanner to supplying a solution for the entire patterning process, with measuring and inspection equipment contributing to the optimization of the chip production process. This is what ASML refers to as the holistic vision of how the customer has to deal with the smallest pattern on a chip. This means that the Yieldstar machine, the HMI machine, the DUV, and the EUV system have to work together seamlessly, and they do. That is particularly important when it comes to the newest generation of chips.
The challenge is to recruit people with just the right qualifications. ASML employed 20,265 FTEs at the end of Q1 2018.
There was particularly strong growth in Installed Base Management (upgrades and service) in 2017. It is also striking that the memory chip market nearly doubled in 2017 and that trend is expected to continue in 2018. The margin on EUV systems was still negative in 2017, which put pressure on the overall margin of 45% achieved in that year. ASML expects that a margin of 40% can be achieved in 2020. This expectation is based on several factors, specifically: that the number of EUV systems to be produced will increase, as a result of which the fixed costs per system will be lower; that ASML will experience a steep learning curve (cost reduction); that the new EUV systems have a higher value; and that the service organization will become profitable because the EUV systems’ warranties will expire. R&D costs were up 125 million in comparison to 2016.
ASML is in an excellent position as far as solvency and liquidity are concerned, and it is capable of paying the R&D costs and making the necessary investments to ensure the Company's continued growth.
Mr. Wennink briefly reviewed Q1 2018 and previewed Q2 2018. Sales were slightly above analysts’ expectations, totaling EUR 2,285 million with a gross margin of 48.7% and an operating margin of 28.1%. Net income as a percentage of sales amounted to 23.6% with a booking value of EUR 2.4 billion. The margin is higher due to a slightly changed product mix. In Q2, sales are expected to increase to somewhere between EUR 2.5 billion and EUR 2.6 billion, including EUR 600 million in EUV sales and a gross margin of approximately 45%. R&D costs will rise slightly in Q2 as a result of the booking of 4 High NA orders and 8 options on early volume High NA systems.
Concluding, Mr. Wennink stated that ASML was in complete compliance with the new Corporate Governance Code. The corporate governance structure and internal processes underwent a complete review. The rules for the Board of Management and Supervisory Board were also amended to comply with the new Corporate Governance Code.
The Chairman then asked whether there were any questions.
Mr. Stevense, from the Dutch Investors Protection Association (Stichting Rechtsbescherming Beleggers ("SRB")), had several questions. Mr. Stevense asked whether more details could be provided about how ASML will be in a position to finance the development of the new machines, given that the margin on EUV machines is lower.
Mr. Stevense also noted that the intangible assets represented 61% of the book value, which he considered to be on the high side. Another question posed was how ASML would manage the possible decrease in confidence from the market. He also wanted a more detailed explanation of the status of the lawsuit against Nikon in which ASML and Zeiss are involved together. Finally, the question was posed as to how we can be assured that no misunderstandings will arise given the number of different nationalities within ASML.
Mr. Wennink responded that future market prospects and their growth were looking positive. The demand for advanced machines is expected to increase, so there is no need for concern about ASML's recoupment capacity.
Report on the 2018 AGM

For the answer to the question about the profit margin on the current generation of EUV machines, Mr. Wennink referred to the earlier discussion. It was also noted with regard to the new generation of EUV machines that a significant portion of the investments would no longer need to be made since the new generation of EUV machines would use the same light source as the current EUV machines. Furthermore, an agreement has been made with Zeiss regarding the return on the investments ASML was currently making in Zeiss in connection with the development of the new generation of EUV machines, which was expected to have a positive effect on the profit margin on this new generation of EUV machines.
Development of the next generation of EUV machines could easily be financed from the cash flows. The fact that there was sufficient confidence from the market was also shown from the orders that ASML received for the new generation of EUV machines.
The value of the intangible assets can be explained by the acquisitions that have been made. Even if the balance sheet were to be adjusted by those intangible assets, the Company would still be considered very solvent.
The legal disputes are described in the financial statements. The lawsuit against Nikon is extremely complex and is expected to continue for a long period of time. Unfortunately, ASML cannot say anything about a case that was still pending before the court.
As far as the diversity issue was concerned, Mr. Wennink responded that this was indeed presenting a challenge. In that context, it was noted that more than 80% of the people within ASML are university educated, and most of that education was provided in English. As a result, ASML's employees are more than capable of expressing themselves in English, which is also the working language used at ASML. The emphasis is primarily on the programs designed to help people more rapidly internalize ASML's work methods.
Mr. Langeveld, a private shareholder, had several questions. The first regarded the transition to 7nm and beyond. According to LAM Research and Applied Materials, their future intensity in the overall Wafer Fab Equipment market will exceed the lithography intensity on that market. How does ASML view this?
Mr. Langeveld also asked what ASML's vision of the post-optics era looks like. The next question posed was when the margins on EUV would be comparable to those on the DUV systems. The final question was how much longer the ruling on the Dutch tax incentive known as the innovation box will remain valid, and what ASML’s view is on the development of the tax burden over the next five years.
Mr. Wennink responded that the intensity on the Wafer Fab Equipment market differs by segment. Looking at the market as a whole, lithography intensity is expected to increase in the future.
Mr. Van den Brink answered Mr. Langeveld's second question, which related to the post-optics era. Mr. Van den Brink stated that the post-optics era was still a long way off. The development of the new generation of EUV machines will probably take us far into the next decade. With all of the EUV technologies, such as double patterning, the new EUV machines will be suitable for use up to 1nm. It is impossible to predict what will happen after that. Over the next decade, the focus will be on reducing the number of layers by displaying with a lower resolution and by increasing throughput in order to lower production costs.
Mr. Nickl answered Mr. Langeveld's third and fourth questions. Mr. Nickl indicated that the margin could vary by quarter due to the mix of products sold. Looking at the year as a whole, however, the margin is expected to improve over last year’s margin. Depending on whether technological targets are reached and depending on demand, it should be possible to achieve an EUV gross margin of around 40% by around 2020. That would bring ASML up to a total gross margin of over 50%, which is the milestone for the year 2020. ASML is confident that the margin will continue to rise in the coming years.
As far as the innovation box is concerned, Mr. Nickl noted that there are multiple countries with similar tax systems that are awarding incentives for innovation. The innovation box was modified in the Netherlands last year. ASML has a ruling agreement that is valid for seven years, which supports the model, in which respect it is assumed that the tax rate will be 14% in 2020. For completeness’ sake, Mr. Nickl noted that more than 80% of ASML's profit is taxed in the Netherlands. Finally, Mr. Nickl noted that for every job created at ASML, three or four were being created in our supply chain.
Report on the 2018 AGM

A question was posed by Mr. Jorna of the Dutch Shareholders Association (Vereniging voor Effectenbezitters (VEB)). He noted that the Eindhoven University of Technology is working on developing a photonic chip and asked whether ASML could supply the market with photonic chips. His second question regarded the extent of pricing power in the EUV field, given that none of ASML's competitors can offer a comparable product. The third question posed was whether an effective balance could be struck between investments in the new generation of EUV systems on the one hand and the fact that, on the other, estimates are that these systems will not be used for mass production. Fourth, Mr. Jorna asked whether it would be possible to further increase production capacity for the EUV systems. Finally, Mr. Jorna asked about how much truth there is to the rumors that the chip industry has passed its peak.
Mr. Van den Brink answered the question about photonic chips. Our customers are discussing various technologies to improve system performance. ASML's view is that its technology is required for every innovation. The photonic chip and other innovations are expected to have a positive effect on the total volume of, and total demand for, lithography. ASML does not expect advanced chips to be produced in large volumes without utilizing lithography.
Mr. Van den Brink also stated that the price for EUV systems is not the result of ASML's pricing power, but rather of the rationalization of the added value those systems represent for our customers.
Mr. Wennink followed up on this by stating that the cost advantage for our customer is always factored into the price. The prices of ASML's systems are always calculated in this manner.
Mr. Wennink then indicated that the best way to increase ASML's production capacity would be to shorten the throughput time of EUV system production.
Mr. Wennink indicated that there will still be a cycle in the market. In the short term, certain segments may have to deal with overcapacity, but in the middle to long term, demand is expected to be high; this expectation is supported by our customers’ having expressed their desire to invest more in systems for 7nm and 5nm. This desire stems, in turn, from their own customers’ having indicated that they will be able to use the chips in a broad range of applications.
Ms. Rijke, Dutch Association of Investors for Sustainable Development (Vereniging van Beleggers voor Duurzame Ontwikkeling (VBDO)) noted that ASML has an energy savings target of 10% by 2020, in which respect 2015 is being used as the reference year. In 2016 and 2017, ASML achieved a savings of 35.1TJ and 48.8TJ, but the Integrated Report states that the level of energy used in ASML's own operations actually increased in comparison to its level in 2015. Given that 2020 is not very far off, Ms. Rijke posed the question of how confident ASML is that it will achieve the energy savings of 10% compared to 2015, especially in light of the growth we are now seeing. She also asked whether ASML already considered its energy savings targets after 2020. Her final question regarded the extent to which ASML had informed itself regarding paying a living wage in the more distant levels of its supply chain and whether ASML saw a role for itself in putting this on the agenda at the RBA or by ensuring that this element is included in its suppliers’ codes of conduct.
Mr. Wennink explained that while the target was indeed 10% by 2020, energy use will, in absolute terms, increase as a consequence of the fact that EUV systems use more energy. That is inherent in the design, because EUV systems use a powerful CO2 laser to generate EUV light. In contrast, EUV systems significantly contribute to overall energy savings because the chips made in those systems will use substantially less energy. In addition, in the new designs, ASML is examining the extent to which the new EUV systems’ energy use can be reduced. ASML is also focusing on achieving a target of using 100% sustainable energy in 2020; we currently stand at 72%. When purchasing sustainable energy, we also ensure that our suppliers have the requisite certifications. And, while increased use is unavoidable, ASML is definitely making a significant contribution by focusing on sustainable energy.
ASML is also working on setting post-2020 targets, which will primarily involve examining the focus areas formulated in the UN Sustainable Development Goals and figuring out how those targets can be incorporated into ASML's strategy. To that end, ASML will probably focus on the 5 most important goals between 2020 and 2025, these being: (i) quality education, (ii) decent work and economic growth, (iii) industry, innovation and infrastructure, (iv) responsible consumption and production, and (v) climate action. The targets will be set by the Board of Management and will have to be discussed with senior management.
Report on the 2018 AGM

Regarding the living wage, Mr. Wennink noted that this is a key focus area in our supply chain and a fixed element of the audits conducted at our suppliers. Sustainability is also a fixed element of the audits conducted by ASML. ASML also attaches importance to its suppliers’ endorsement of the RBA's code of conduct, in which the living wage concept is incorporated. ASML's insight into its supply chain does not stop at tier 1, but goes further to tiers 2 and 3, and sometimes even tier 4. This depends on which part ASML is purchasing. But the technologies and products ASML purchases are virtually always developed and produced in countries that have endorsed the UN Sustainable Development Goals. In addition, ASML's suppliers have no problem with endorsing the RBA code of conduct because it is usually already part of their own sustainability strategies.
Mr. Jansen, a private shareholder, asked to what degree informatics plays a role in the developments within ASML.
Mr. Van den Brink responded that the development of the systems within ASML are a combination of many disciplines, of which informatics is one. In recent years, ASML has been working on expanding the application of software in the production process. One significant development within ASML, more specifically in the U.S. and in China, is the use of computerization to simulate chip production. This resulted in an increase in software, with proper integration of the software in the hardware being crucial.
Mr. Spanjer, a private shareholder, noted that ASML currently has many job openings and asked how this is possible and why the openings have not been filled.
Mr. Wennink indicated that while ASML does need people, ASML receives many times more applications worldwide than it needs people. It is therefore important to be selective. Mr. Wennink also pointed to the fact that people come to ASML to do challenging work and that the turnover rate is very low. Given its reputation, ASML is confident that the job openings that must be filled, will be filled.
Mr. Van Leij, a private shareholder, stated that China has announced that, over the next 20 years, it will be focusing on building a semiconductor industry. He asked how ASML views this development and what its position on that development is. Second, he asked about the extent to which ASML will be required to share intellectual property that is being developed in China.
The Chairman indicated that ASML is under no obligation to share know-how or intellectual property, which was confirmed by Mr. Wennink. Mr. Wennink also noted the expectation that the Chinese government will be investing USD 200 billion in the industry in the coming years, and that ASML will have a significant stake in this. Of the 15 new plants that are being built worldwide, 7 are being built in China, and ASML holds stakes in all 7. While it is certain that China will invest in lithography, it remains uncertain how quickly they will do so.
Mr. Jorna of the VEB had another question. ASML was able to make it through the lean years because of its temporary workforce. The scope of that temporary workforce seems to have shrunk. Mr. Jorna asked how ASML views this with regard to the future, particularly if its market were to shrink. Mr. Jorna also asked for some background on why ASML no longer provides insight in its order portfolio.
With respect to the flexible model, Mr. Wennink noted that such flexibility is still present and that 80% of our cost of goods is in the supply chain. The number of flex workers also still accounted for approximately 20% of the total workforce.
As far as the order portfolio is concerned, he stated that the nature of the semiconductor industry, in which the number of customers is limited, publication of the order portfolio is risky because the financial market could draw unjustified conclusions from it because it does not understand the background. This would contribute to market volatility, which is not in the interests of either ASML or its shareholders. That was why the order portfolio is no longer being published.
The Chairman noted that, currently, all questions had been asked and answered.
Afterwards, the Chairman yielded the floor to Mr. Kleipool.
Report on the 2018 AGM

Mr. Kleipool announced that the total number of shares outstanding on the registration date for this AGM was 431,464,751, of which 4,906,688 were held by the Company as treasury shares. There were therefore 426,558,063 outstanding ordinary shares carrying voting rights. Since one ordinary share carries nine votes, this number of shares carries 3,839,022,567 votes. Mr. Kleipool went on to say that the counting of heads showed that there were 2,323 shareholders present or represented at the beginning of the meeting, collectively representing 325,123,695 shares, which in turn represented a capital of EUR 29,261,132.55, entitling them to cast 2,926,113,255 votes. According to Mr. Kleipool, this meant that 76.22% of the issued share capital was present or represented. Mr. Kleipool added that one customer-shareholder, specifically Intel, was represented at this AGM with regard to the ASML Customer Co-Investment Program (CCIP) policy, but that, under the CCIP, it was not entitled to vote on items placed on the agenda.
Finally, Mr. Kleipool said that all voting items on the agenda could be adopted by a simple majority of votes, as more than half of the total outstanding share capital was represented at the meeting.
The Chairman then moved on to item 3 of the agenda.
3.	Discussion of the implementation of the 2016 Dutch Corporate Governance Code (Discussion item)
The Chairman indicated, referring to Mr. Wennink's earlier presentation, that, after a thorough assessment, ASML believes that it is in full compliance with the Dutch Corporate Governance Code. The Chairman noted that there were no questions and brought this item to a close.
The Chairman then moved on to item 4 of the agenda.
4a.	Discussion of the implementation of the Remuneration Policy for the Board of Management (Discussion item)
The Chairman reported that the implementation of the remuneration policy in 2017 was a separate discussion item which would be discussed before the adoption of the financial statements. He emphasized that this concerned the current remuneration policy. The Chairman invited Mr. Schwalb, chairman of the Remuneration Committee of the Supervisory Board, to elaborate on this topic.
Mr. Schwalb presented the most important elements of the implementation of the remuneration policy in 2017, based on the remuneration policy that the shareholders approved during the 2017 AGM and which had been put into effect on 1 January 2017.
The base salary has not been raised in the past year. In 2017, a short-term incentive was paid amounting to around 91% of the maximum, which amounted to 89% of the base salary. Five targets were set, each of which counted for 20%: qualitative performance criteria comprising the Technology Leadership Index and market position, with a target being achieved between the target and maximum and a target being achieved at the maximum performance level. There are also three financial targets, namely the EBIT margin, EUV shipments, and the free cash flow. The maximum performance was achieved on the first and third, and the performance of the second was on target. The 2017 Integrated Report includes the financial performance criteria for 2018. These are the same as for the previous year, i.e., the EBIT margin, EUV shipments, and free cash flow.
The long-term incentive was based on the previous remuneration policy because the score for the performance period 2015-2016-2017 was 75% of the maximum. This is why shareholder return was excluded, which is actually part of the new remuneration policy. The new remuneration policy will be applied for the first time to the long-term incentive for 2018, with regard to the performance period covering 2018, 2019, and 2020.
The previous remuneration policy comprised three performance criteria, specifically, a qualitative target, relative ROAIC, and a qualitative target consisting of a combination of Sustainability and Technology Leadership Index. ASML scored 63% for return on average invested capital (“ROAIC”), the fourth-highest score in the peer group; as regards the qualitative target, ASML achieved a score of around 94% of the maximum. This resulted in an overall score of 69% of the maximum. Given the Company's
Report on the 2018 AGM

results over the past three years, the Supervisory Board exercised its discretionary authority to set the distribution percentage at 75% of the maximum.
Following this presentation, the Chairman invited the shareholders to ask questions. No questions were asked.
The Chairman then moved on to item 4b of the agenda.
4b.	Proposal to adopt the Company's financial statements for the 2017 financial year, prepared in accordance with Dutch law (Voting item)
The Chairman reported that ASML had once again drawn up two sets of financial statements for 2017, one according to U.S. GAAP rules and the other according to IFRS and Dutch law. The annual financial statements based on IFRS and Dutch law are the financial statements under the articles of association, which were now being submitted for adoption. The financial statements and the annual report had been available for inspection at the Company's offices.
The Chairman invited Mr. Van Delden, ASML’s external auditor with KPMG, to report briefly on KPMG’s audit of ASML in 2017.
Mr. Van Delden indicated that an unqualified audit opinion had been issued for both the U.S. GAAP and IFRS versions. The auditor's report regarding U.S. GAAP also includes an assessment of the effectiveness of internal controls on the preparation of those annual financial statements. Several elements were specifically referenced. First, Mr. Van Delden noted that the high degree of centralization of the work at ASML enabled KPMG's Dutch team to perform virtually the entire group-wide audit from Veldhoven. Second, reference was made to the key audit matters to which the auditor's report devotes a great deal of attention, namely sales reporting and Zeiss. Specific reports were also made to the Audit Committee and the Supervisory Board on these two matters.
The Chairman invited the shareholders to ask questions.
Mr. Stevense, SRB, asked Mr. Van Delden to provide more details on the use of specialists in the process. Mr. Stevense also asked an estimate of the quantitative side of the lawsuit between ASML and Nikon.
Mr. Van Delden answered that specialists, both internal and external, are used throughout the entire audit process. Major legal issues are discussed with both in-house counsel and lawyers from outside the Company. The auditor takes this information into consideration in its assessment.
As far as the quantitative side of the lawsuit between ASML and Nikon is concerned, Mr. Van Delden noted that the probability that something would have to be paid must be estimated first, and then, afterwards, a reasonable assessment would have to be made of the actual amount. On that point, the auditor concurs with the Board of Management's position set forth in the 2017 Integrated Report.
Mr. Spanjer asked in which countries Mr. Van Delden had been physically present to perform his work.
Mr. Van Delden indicated that ASML's centralized organization made it possible to monitor all of the systems in the world from Veldhoven, and that he had been in Korea and Taiwan, where he met with local management and the local auditors. Visits will be paid to China and the U.S. in the next year.
A question was posed by Mr. Jorna of the VEB. He asked to what extent the auditor could provide comfort to the shareholders that ASML's balance sheet is accurate and that the assets are actually present.
Mr. Van Delden indicated that the reporting of the sales, as well as the reporting method, are examined in minute detail. The annual financial statements as a whole are also examined and KPMG's opinion is that these present a correct, true, and fair view.
Mr. Jorna then asked whether the management letter was longer or shorter this year.
Report on the 2018 AGM

Mr. Van Delden stated that the management letter for this year was about the same length. The issues addressed in that letter are followed up by management, which is the most important thing.
The Chairman noted that there were no more questions and gave the floor to Mr. Kleipool.
Mr. Kleipool then explained the voting procedure and a test vote (“dry run”) was held to test the system.
After the dry run, the Chairman suggested that the proposal to adopt the financial statements under the articles of association be put to the vote and he gave the floor to Mr. Kleipool, who oversaw the voting procedure.
After the shareholders voted, Mr. Kleipool announced the result of the vote, as follows:
Votes		Percentage
For	2,786,582,169	100%[2]
Against	99,540	0%
Abstained	14,867,955
No vote	124,563,591
Total	2,801,549,664

The Chairman therefore concluded that the proposal under item 4b of the agenda had been adopted. The Chairman then moved on to item 4c of the agenda.
4c.	Clarification of the Company’s reserves and dividend policy (Discussion item)
The Chairman stated that this item of the agenda was a discussion item and not a voting item. This item involved a clarification of the Company's reserves and dividend policy.
The Chairman indicated that the Company tries to distribute a divided each year that will remain stable or grow. For a more detailed explanation of the Company's reserves and dividend policy, reference is made to page 188, et seq., of the 2017 Integrated Report based on IFRS.
Mr. Jorna, VEB, asked to what extent ASML's share repurchasing policy is being influenced by the current share price.
Mr. Nickl indicated that the Company's reserves and dividend policy has been consistently implemented over the last 10 years. A distinction is made between dividend distributions and share repurchasing. The reason for this distinction is the fact that this gives ASML flexibility. As a result, ASML was able to suspend the repurchase of shares in 2016 and 2017 in connection with the acquisition of HMI and the investment in Carl Zeiss SMT. Mr. Nickl indicated that, even at a higher share price, the repurchase of shares was a good way to give something back to the shareholders. ASML's share repurchasing program consists of a total amount that is made available for that purpose.
Mr. Jorna then asked whether Mr. Nickl believed that, at the current share price, value was still being created for the shareholders or whether the actual value of the business is lower than reflected in the current share price.
Mr. Wennink indicated that it is not up to the Board of Management to determine whether the value of the business is higher or lower than the current share price; that is up to the market and the investors. The Board of Management is focused on maximizing value creation for ASML and our customers and thus generating funds that would then again be distributed to the shareholders.
__________________________
2 This percentage is rounded off because the results are given to two decimal points. A total of 0.0036% of the votes cast at the meeting opposed this item on the agenda.

Report on the 2018 AGM

Mr. Spanjer asked what instructions Mr. Nickl's successor would be receiving with regard to continuing the share repurchasing program.
Mr. Wennink responded that the financial policy may be prepared by the CFO, but that it is discussed with, and ultimately adopted by, the Board of Management as a whole. The appointment of Mr. Dassen is no reason to assume that this will lead to major policy changes on this point.
The Chairman noted that there were no more questions and brought this item to a close. He then moved on to item 4d of the agenda.
4d.	Proposal to adopt a dividend of EUR 1.40 per ordinary share (Voting item)
The Chairman referred to the previous discussion, since this item had already been discussed under item 2 of the agenda.
Because there were no questions, the Chairman proposed voting on the proposal. Mr. Kleipool asked the shareholders to vote and, after they had done so, he announced the result of the vote, as follows:
Votes		Percentage
For	2,796,730,983	100%[3]
Against	16,155	0%
Abstained	4,864,626
No vote	124,501,491
Total	2,801,611,764

The Chairman concluded that the proposal under item 4d of the agenda had been adopted with the requisite majority of votes and moved on to item 5a of the agenda.
5a.	Proposal to discharge the members of the Board of Management from liability for the performance of their responsibilities in the 2017 financial year (Voting item)
The Chairman informed the meeting that it is proposed to discharge the members of the Board of Management from liability for the performance of their responsibilities in the 2017 financial year. He did not provide any further explanation and invited the shareholders to ask questions.
Because there were no questions, the Chairman proposed voting on the proposal. Mr. Kleipool asked the shareholders to vote and, after they had done so, he announced the result of the vote, as follows:
Votes		Percentage
For	2,765,664,324	99.32%
Against	18,986,652	0.68%
Abstained	16,960,788
No vote	124,501,491
Total	2,801,611,764

The Chairman concluded that the proposal under item 5a of the agenda had been adopted with the requisite majority of votes and moved on to item 5b of the agenda.
5b.	Proposal to discharge the members of the Supervisory Board from liability for the performance of their responsibilities in the 2017 financial year (Voting item)
The Chairman informed the meeting that it is proposed to discharge the members of the Supervisory Board from liability for the performance of their responsibilities in the 2017 financial year. He did not provide any further explanation and invited the shareholders to ask questions.
__________________________
3 This percentage is rounded off because the results are given to two decimal points. A total of 0.0006% of the votes cast at the meeting opposed this item on the agenda.
Report on the 2018 AGM

Because there were no questions, the Chairman proposed voting on the proposal. Mr. Kleipool asked the shareholders to cast their votes and, after they had done so, he announced the result of the vote, as follows:
Votes		Percentage
For	2,765,520,963	99.32%
Against	19,069,470	0.68%
Abstained	17,021,331
No vote	124,501,491
Total	2,801,611,764

The Chairman concluded that the proposal under item 5b of the agenda had been adopted with the requisite majority of votes and moved on to item 6 of the agenda.
6.	Proposal to approve the number of shares to be granted to the Board of Management (Voting item)
Item 6 of the agenda was a proposal to make a maximum of 200,000 ordinary shares available for the remuneration of the Board of Management. The Chairman indicated that the ultimate grant of shares would be made by the Supervisory Board on the basis of the applicable Remuneration Policy, by applying the calculation method described in that policy.
In this context, the Chairman indicated that a proposal was being made to the AGM to designate the Board of Management as the body authorized to issue the aforementioned shares, with the Supervisory Board's approval. This designation was being requested for the period from the present meeting until the AGM to be held in 2019.
The Chairman then informed the AGM about the number of shares conditionally granted to the Board of Management. On January 19, 2018, 43,615 shares were conditionally granted to the present Board of Management, excluding the new members, for the 2018 financial year. The volume weighted average share price over the last quarter of 2017 was EUR 149.82. The Chairman also indicated that, in connection with his proposed appointment, Mr. Dassen had been conditionally granted 10,000 performance-linked shares at target with effect from 2019. This grant is subject to the performance conditions and a vesting period of three years that applies based on the Remuneration Policy. If all long-term targets are exceeded, this grant may amount to a maximum of 20,000 performance-linked shares.
The Chairman then invited the shareholders to ask questions.
Mr. Jorna (VEB) indicated that, in principle, the VEB opposes granting sign-on bonuses.
The Chairman gave the floor to Mr. Schwalb, chairman of the Remuneration Committee of the Supervisory Board, to explain the considerations underlying the conditional grant of 10,000 performance-linked shares to Mr. Dassen.
Mr. Schwalb indicated that this grant was made because Mr. Dassen received a much higher salary at Deloitte without an incentive. Part of his salary at ASML will be in the form of an incentive. These shares were granted in order to compensate him for the risk that the incentive entails. In this respect, Mr. Schwalb emphasized that the shares were performance-based and therefore dependent on Mr. Dassen's performance. The ultimate grant will therefore be made in accordance with the Remuneration Policy that applies within ASML.
Report on the 2018 AGM

The Chairman indicated that the proposal was being put to a vote. Mr. Kleipool asked the shareholders to vote. After they had done so, he announced the result of the vote, as follows:
Votes		Percentage
For	2,623,713,336	93.66%
Against	177,526,773	6.34%
Abstained	371,655
No vote	124,501,491
Total	2,801,611,764

The Chairman noted that, given this result, the proposal included in item 6 of the agenda had been adopted. The Chairman then moved on to item 7 of the agenda.
7.	Composition of the Board of Management (Discussion item)
The Chairman opened this item on the agenda by thanking Mr. Nickl, who will be leaving ASML to continue his career elsewhere.
The Chairman announced that in this item the Supervisory Board was giving notice to the Meeting of the intended reappointment of Mr. Peter Wennink, Mr. Martin van den Brink, and Mr. Frédéric J.M. Schneider-Maunoury as members of ASML’s Board of Management.
The Chairman referred to the Explanatory Notes to the Agenda for the reasons for the reappointment of Mr. Wennink, Mr. Van den Brink, and Mr. Schneider-Maunoury. The reappointment of Mr. Wennink, Mr. Van den Brink, and Mr. Schneider-Maunoury was for four years and was to commence on the date of this AGM.
The Chairman also announced that the Supervisory Board was giving notice of the intended appointment of Mr. Roger Dassen and Mr. Christophe Fouquet as members of ASML's Board of Management. The Chairman again referred to the Explanatory Notes to the Agenda for the reasons for the appointment of Mr. Dassen and Mr. Fouquet. Mr. Dassen's and Mr. Fouquet's appointments were for four years. Mr. Fouquet's appointment will commence on the date of the AGM. Mr. Dassen's appointment will commence on June 1, 2018.
The details regarding Mr. Wennink, Mr. Van den Brink, Mr. Schneider-Maunoury, Mr. Dassen, and Mr. Fouquet and the most important elements of their contracts, including their remuneration packages, are published in the Explanatory Notes to the Agenda.
For the record, the Chairman stated that this item of the agenda was a discussion item and not a voting item, since the actual appointment was being made by the Supervisory Board, in accordance with Dutch law and the Company's articles of association.
Mr. Kip of the Foundation Pension Fund Piblic Transport and Foundation Railway Pension fund (Stichting Spoorweg Pensioenfonds and Stichting Pensioenfonds Openbaar Vervoer) noted that the proposed Board of Management of ASML lacked gender diversity and asked how ASML planned to ensure more gender diversity on the Board of Management in the future.
Mr. Wennink explained that the search for a new CFO resulted in a long list of 12 candidates, and that 4 of these were women. In the interviews conducted with the female candidates, 3 of them immediately indicated that they considered the Company to be too technical. The fourth candidate withdrew after the interview for the same reason, even before ASML had reached a conclusion. The premise within ASML is to have 30% of the seats on the Supervisory Board and the Board of Management filled by women, but it is difficult to achieve these targets. The market is also limited by the fact that the salary requirements of people from the U.S. are too high.
The Chairman added that the focus on recruiting more women to fill technical positions had met with success, however, particularly with regard to non-Dutch employees. Mr. Wennink noted that the influx of female employees currently stands at nearly 35%.
Report on the 2018 AGM

Mr. Jorna, VEB, posed questions about Mr. Dassen's management experience and any screening during the selection procedure, given that his background is in accounting.
The Chairman responded that a meticulous process had been carried out ahead of time. First, a detailed profile was drawn up in consultation between the Selection and Nomination Committee of the Supervisory Board, the full Supervisory Board, and the Board of Management, because the CFO is responsible not only for the accuracy of the figures, but also acts as a link between various positions that converge. Second, diversity criteria were formulated and, third, a long list was carefully winnowed down to a short list. This was accomplished with the assistance of an external recruitment and selection agency. Afterwards, the Selection and Nomination Committee and the Board of Management spoke with three candidates. This was accompanied by an assessment of the various candidates’ personalities to determine which would be the best fit for ASML. Ultimately, the Board of Management and the Supervisory Board were unanimous in their selection of Mr. Dassen and the Supervisory Board decided to appoint Mr. Dassen after notifying the Meeting. During this process, in addition to taking note of the information supplied by the external recruitment and selection agency, the Supervisory Board itself gathered information from various persons who had worked directly with Mr. Dassen in the past. The feedback received reinforced the Supervisory Board's conviction that Mr. Dassen was the right person for ASML.
Mr. Wennink indicated that Mr. Dassen had in fact acquired a great deal of management experience in recent years, particularly during his most recent role within Deloitte.
Given that there were no more questions, the Chairman confirmed on behalf of the Supervisory Board that Mr. Wennink, Mr. Van den Brink, and Mr. Schneider-Maunoury were being formally reappointed with effect from April 25, 2018, that Mr. Fouquet was being formally appointed with effect from April 25, 2018, as well, and that Mr. Dassen was being formally appointed with effect from June 1, 2018, all for four years. The Chairman congratulated Mr. Wennink, Mr. Van den Brink, Mr. Schneider-Maunoury, Mr. Dassen, and Mr. Fouquet. The Chairman then moved on to item 8 of the agenda.
8.	Composition of the Supervisory Board (Voting items and Discussion item)
The Chairman explained that this agenda item consisted of two voting items and one discussion item. The voting items concerned the proposals to reappoint a current member of the Supervisory Board and to appoint a new member of the Supervisory Board. As announced last year, Ms. Van der Meer Mohr and Mr. Stork are retiring by rotation as of this AGM. Ms. Van der Meer Mohr has indicated that she is not available for reappointment and will thus resign as a member of the Supervisory Board. The Chairman thanked Ms. Van der Meer Mohr for her nine years of membership on the Supervisory Board.
The Chairman then stated that Mr. Stork was available for reappointment, and that the Supervisory Board had nominated him for reappointment as a member of the Supervisory Board of ASML.
The Chairman also indicated that the Supervisory Board wished to nominate Ms. Terri Kelly as a member of the Supervisory Board.
The Chairman referred to the Explanatory Notes to the Agenda of the meeting for the reasons for these nominations as well as the data on the candidates. Ms. Kelly's appointment and Mr. Stork's reappointment will enter into effect on the date of the AGM and will be for four years until the date of the AGM held in 2022.
For the sake of completeness, the Chairman stated that the shareholders had not exercised their recommendation right with regard to the filling of these vacancies and that the Works Council had not recommended a candidate for the vacancy created by Mr. Stork's retirement by rotation. The nomination of Ms. Kelly was based on the Works Council’s enhanced recommendation right.
The Chairman noted that the Works Council was given the opportunity in good time to determine its position with regard to the proposed appointment of Ms. Kelly and the reappointment of Mr. Stork, and was in favor of them.
Report on the 2018 AGM

Mr. Stevense, SRB, asked whether Ms. Kelly herself could explain why she wanted to join ASML's Supervisory Board.
Ms. Kelly stated that she had worked for a high-tech company, W.L. Gore & Associates Inc., for the past 35 years, serving as CEO for the last 13. Ms. Kelly is very enthusiastic about the developments taking place within ASML and indicated that, given her tech experience and experience as the former CEO of W.L. Gore & Associates Inc., she hoped she could contribute to ASML's success.
The Chairman then noted that there were no further questions about item 8 of the agenda and he put it to the vote, with Mr. Stork's reappointment as the subject of the first ballot.
8a.	Proposal to reappoint Mr. J.M.C. (Hans) Stork as a member of the Supervisory Board (Voting item)
The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:
Votes		Percentage
For	2,777,511,339	99.24%
Against	21,209,292	0.76%
Abstained	2,890,485
No vote	124,502,139
Total	2,801,611,116

The Chairman noted that the proposal under item 8a of the agenda had been adopted and he then went on to deal with item 8b of the agenda.
8b.	Proposal to appoint Ms. T.L. (Terri) Kelly as a member of the Supervisory Board (Voting item)
The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:
Votes		Percentage
For	2,790,242,748	99.70%
Against	8,486,766	0.30%
Abstained	2,881,665
No vote	124,502,076
Total	2,801,611,179

The Chairman noted that the proposal under item 8b of the agenda had been adopted and he then went on to deal with item 8c of the agenda.
8c.	Composition of the Supervisory Board in 2019 (Discussion item)
The Chairman stated that item 8c of the agenda was a discussion item and in it the Supervisory Board was giving notice of the vacancies that will be arising on the Supervisory Board in 2019.
Mr. Kleisterlee, Ms. Aris, Mr. Schwalb, and Mr. Ziebart will retire by rotation in 2019. In principle, all will be available for reappointment.
The Chairman stated that this had to be announced because the AGM has the right to recommend other candidates for these vacancies.
The Works Council has an enhanced right to recommend a candidate for the vacancy following Ms. Aris’ retirement.
Mr. Stevense, SRB, noted that he valued continuity. He asked how this continuity would be assured given that four of the eight members would be retiring next year.
Report on the 2018 AGM

The Chairman indicated that the Supervisory Board was attending to the issue and would examine the options for staggering the retirements by rotation in the future. That could mean that, in the future, the Supervisory Board would temporarily have more members than it currently does.
The Chairman then noted that there were no more questions about item 8c on the agenda, and he brought this item to a close.
9.	Proposal to appoint KPMG Accountants N.V. as the external auditor for the 2019 financial year (Voting item)
The Chairman stated that this proposal was for the appointment of KPMG Accountants N.V. as the external auditor for the 2019 financial year. As explained in the Explanatory Notes to the Agenda, the Audit Committee had independently evaluated the performance of KPMG Accountants N.V. as the external auditor for the preceding year. The survey dealt with the quality, scope, and planning of the audit, as well as the independence of the external auditor and its reporting. Based on the outcome of the survey, the Audit Committee had proposed to appoint KPMG as external auditor once again.
Therefore, on the recommendation of the Audit Committee, the Supervisory Board proposed to appoint KPMG as the Company’s external auditor.
The Chairman asked whether there were any questions.
The Chairman noted that there were no questions and he asked Mr. Kleipool to put the proposal under item 9 of the agenda to the vote. The result of the vote was as follows:
Votes		Percentage
For	2,796,357,960	99.82%
Against	4,923,504	0.18%
Abstained	330,300
No vote	124,501,491
Total	2,801,611,764

The Chairman noted that the proposal under item 9 of the agenda had been adopted. The Chairman then moved on to item 10 of the agenda.
10.
Proposals to designate the Board of Management as the body authorized to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders (Voting items)

Introducing item 10 of the agenda, the Chairman noted that it consisted of four voting items, specifically a, b, c and d, and that he would explain all four of them, after which votes would be cast for each item separately.
The Chairman said that, although this item was an annually recurring one, it was still an important one for ASML. It is in the interest of the Company and its shareholders to be able to respond in a timely manner and quickly on certain occasions, such as one requiring an issue of shares. The Board of Management therefore wished to be authorized to issue shares whenever such occasions arise and to exclude the pre-emption right in situations that require a rapid response. In 2012, for example, this authorization was used in connection with the acquisition of Cymer and in 2016 in connection with the acquisition of HMI. Even before those acquisitions, this authorization had been used for the issue of convertible bonds.
The authorizations to be granted will be valid for 18 months, specifically up to and including October 25, 2019. If the proposals in this agenda item are approved, the existing authorizations would cease to apply.
Report on the 2018 AGM

Item 10a of the agenda was a proposal to appoint the Board of Management as the body authorized to issue ordinary shares or grant rights to subscribe for ordinary shares for general purposes, limited to 5% of the issued share capital at the time of delegation, subject to the Supervisory Board’s approval.
Item 10b of the agenda was a proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with item 10a, subject to the Supervisory Board’s approval.
The Chairman then stated that item 10c of the agenda was a proposal to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, subject to the Supervisory Board’s approval, limited to 5% of the Company’s issued share capital at the time of this meeting, which 5% may only be used in connection with or in the event of M&A activities such as mergers, acquisitions, and/or strategic alliances.
Finally, the Chairman explained item 10d of the agenda. This was a proposal to authorize the Board of Management to restrict or exclude the pre-emption rights accruing to shareholders in connection with item 10c of the agenda, subject to the Supervisory Board’s approval.
The Chairman asked whether there were any questions. The Chairman established that there were no questions and put the proposals to the vote.
10a.	Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares, limited to 5%, for general purposes.
The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:
Votes		Percentage
For	2,796,265,332	99.82%
Against	5,143,140	0.18%
Abstained	203,292
No vote	124,501,491
Total	2,801,611,764

The Chairman announced that the proposal under item 10a of the agenda had been adopted and moved on to item 10b.
10b.	Authorization to restrict or exclude pre-emption rights in connection with item 10a of the agenda)
The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:
Votes		Percentage
For	2,779,934,895	99.24%
Against	21,393,180	0.76%
Abstained	283,239
No vote	124,501,941
Total	2,801,611,314

The Chairman announced that the proposal under item 10b of the agenda had been adopted and he then went on to deal with item 10c of the agenda.
10c.	Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares, limited to 5%, in connection with or on the occasion of mergers, acquisitions, and/or strategic alliances
The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:
Report on the 2018 AGM

Votes		Percentage
For	2,783,043,180	99.34%
Against	18,356,445	0.66%
Abstained	210,240
No vote	124,503,390
Total	2,801,609,865

Given this result, the Chairman noted that the proposal under item 10c of the agenda had been adopted. The Chairman then moved on to item 10d of the agenda.
10d.	Authorization to restrict or exclude pre-emption rights in connection with item 10c of the agenda)
The Chairman gave the floor to Mr. Kleipool, who put the proposal to the vote. The result of the vote was as follows:
Votes		Percentage
For	2,613,560,787	93.30%
Against	187,769,178	6.70%
Abstained	281,700
No vote	124,501,590
Total	2,801,611,665

Given this result, the Chairman announced that the proposal under item 10d of the agenda had been adopted. The Chairman then went on to deal with items 11 and 12 of the agenda.
Introduction to items 11 and 12 of the agenda
Introducing items 11 and 12 of the agenda, the Chairman explained that these were also standard items on the agenda and that they contained proposals to execute share repurchases and cancellations of shares.
ASML wants sufficient flexibility in returning capital to the shareholders. To achieve this flexibility, the AGM was being asked to mandate further share repurchases and approve cancellations of shares to enable the Company to implement further share repurchase programs should the Company decide on that course of action.
The Chairman said that the implementation of further share repurchase programs depended on various factors and that there was no certainty about any further return of capital or about the timing, execution, or method of achieving such return.
The current share repurchase program had already been explained under item 2 of the agenda for this meeting.
The Chairman stated that items 11 and 12 of the agenda would be voted on separately.
11.	Proposals to authorize the Board of Management to acquire ordinary shares up to 20% of the issued share capital (Voting items)
The Chairman explained that item 11a of the agenda was a proposal to authorize the Board of Management to repurchase a maximum of 10% of the Company’s currently issued capital, subject to the Supervisory Board’s approval. Shares could be acquired on the conditions set out in the Explanatory Notes to the Agenda.
Item 11b of the agenda was a proposal to authorize the Board of Management to repurchase an additional maximum of 10% of the Company’s currently issued capital. Shares could be acquired on the
Report on the 2018 AGM

conditions referred to in item 11a of the agenda and subject to the additional conditions set out in the Explanatory Notes to the Agenda.
The reason that this additional authorization was being requested was to have further flexibility in executing the return of capital to the shareholders.
The requested authorizations would be valid for 18 months, effective as of today and ending on October 25, 2019. If the AGM adopted the proposals set out in this agenda item, the existing authorizations would cease to apply.
The Chairman asked whether there were any questions.
The Chairman established that there were no questions and put the proposals to the vote.
11a.	Authorization to repurchase ordinary shares up to a maximum of 10% of the issued share capital
The Chairman gave the floor to Mr. Kleipool, who asked the shareholders to vote. The result of the vote was as follows:
Votes		Percentage
For	2,776,032,081	99.15%
Against	23,909,715	0.85%
Abstained	1,669,968
No vote	124,501,491
Total	2,801,611,764

Given this result, the Chairman announced that the proposal under item 11a of the agenda had been adopted and he moved on to item 11b of the agenda.
11b.	Authorization to repurchase additional ordinary shares up to a maximum of 10% of the issued share capital
The Chairman gave the floor to Mr. Kleipool, who asked the shareholders to cast their votes. The result of the vote was as follows:
Votes		Percentage
For	2,742,248,295	97.94%
Against	57,696,777	2.06%
Abstained	1,666,692
No vote	124,501,491
Total	2,801,611,764

The Chairman announced that the proposal under item 11b of the agenda had been adopted with the requisite majority of votes and went on to deal with item 12 of the agenda.
12.	Proposal to cancel ordinary shares (Voting item)
The Chairman explained that this item on the agenda concerned the cancellation of a number of ordinary shares held by ASML or repurchased by ASML on the basis of the authorization under item 11 of the agenda, to the extent that these ordinary shares are not being used to cover obligations under employee share and/or stock option plans.
The Chairman indicated that this cancellation could be carried out in one or more blocks of shares. The number of shares subject to cancellation will be determined by the Board of Management, but will never exceed 20% of the issued share capital as at April 25, 2018.
Report on the 2018 AGM

Since no questions were asked, the Chairman asked Mr. Kleipool to put the proposal to the vote. Mr. Kleipool announced the result of the vote, as follows:
Votes		Percentage
For	2,795,698,197	99.80%
Against	5,631,759	0.20%
Abstained	281,808
No vote	124,501,491
Total	2,801,611,764

The Chairman announced that the proposal under item 12 of the agenda had been adopted and then went on to deal with item 13 of the agenda.
13.	Any other business.
The Chairman asked whether there were any questions about matters that had not been dealt with at the meeting.
Mr. Spanjer asked whether the introduction of the 5G network had led to higher demand at ASML.
The Chairman indicated that the introduction of the 5G network would not have a major impact on the demand for lithography machines since it is merely a technological improvement on the current 4G network.
Mr. Troost asked how Big Data was being dealt with at ASML and within its supply chain, and whether ASML would be setting up a separate department to manage Big Data, both internally and externally.
The Chairman indicated that the data on ASML's machines was partitioned off entirely from the outside world.
Mr. Wennink indicated that, some time ago, a department had been set up within ASML to handle data protection.
Mr. Van den Brink indicated that very specific agreements have been made and measures taken to protect customer information to which ASML's engineers may have access in in the context of their duties.
Mr. De Jong asked whether it was true that Intel still held 3% of ASML's share capital and that Samsung and TSMC were completely out.
Mr. Wennink indicated that Intel and Samsung were still shareholders pursuant to the CCIP. TSMC sold all of its shares pursuant to the CCIP.
Mr. De Jong then asked what the objections were to distributing a stock dividend.
Mr. Wennink explained that institutional investors, in particular, which held approximately 95% of ASML's share capital, preferred dividends, given that stock dividends involved incurring expenses and expending effort to convert the distribution into cash.
The Chairman announced that there were no further questions and that he would now end the meeting.
14.	Close.
The Chairman closed the meeting and thanked those present for attending. In closing, he invited those present to enjoy some refreshments at the ASML Plaza.
Report on the 2018 AGM